Exhibit 99.2

YUEDA DIGITAL HOLDING 7545 IRVINE CENTER DRIVE SUITE 200 IRVINE, CA 92618 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 11, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 11, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T00732-S39745 YUEDA DIGITAL HOLDING THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR the following proposals: 1. Subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), as a special resolution, to approve the Share Capital Reduction and Reorganization, comprising the following steps: (i) the par value of each issued Class A ordinary share of a nominal or par value of US$4.00 and each issued Class B ordinary share of a nominal or par value of US$4.00 in the share capital of the Company be reduced to US$0.0001 by cancelling US$3.9999 of the paid-up capital on each such issued Class A ordinary share of a nominal or par value of US$4.00 and each issued Class B ordinary share of a nominal or par value of US$4.00 (the “Share Capital Reduction”); (ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; (iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the third amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iv) immediately following the Share Capital Reduction, (a) each authorized but unissued Class A ordinary share of a nominal or par value of US$4.00 be subdivided into 40,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, and (b) each authorized but unissued Class B ordinary share of a nominal or par value of US$4.00 be subdivided into 40,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the “Share Sub-Division”); (v) immediately following the Share Sub-Division, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued Class A ordinary shares of a nominal or par value of US$0.0001 each and authorized but unissued Class B ordinary shares of a nominal or par value of US$0.0001 each as will result in the Company having authorized share capital of US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the “Cancellation”); and (vi) immediately following the Share Capital Reduction, the Share Sub- Division and the Cancellation, the authorized share capital of the Company shall be changed from US$40,000,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value US$4.00 each and 1,000,000 Class B ordinary shares of a nominal or par value US$4.00 each, to US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the foregoing steps (i) through (vi), collectively, the “Share Capital Reduction and Reorganization Proposal”). 2. Subject to and immediately following the Share Capital Reduction and Reorganization becoming effective, as an ordinary resolution, to approve the increase of the authorized share capital of the Company from US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 360,000,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, by the creation of (i) 359,991,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, and (ii) 39,999,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the “Share Capital Increase Proposal”). For Against Abstain 3. Subject to the Share Capital Reduction and Reorganization and the Share Capital Increase becoming effective, as a special resolution, (i) to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the “Fourth Amended M&A”), to (a) reflect the Share Capital Reduction and Reorganization and the Share Capital Increase and (b) incorporate certain corporate-governance provisions and housekeeping amendments, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in connection with the adoption of the Fourth Amended M&A and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Fourth Amended M&A Proposal”). 4. As an ordinary resolution, to approve (i) a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-5 and not more than 1-for-100 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion (the “Share Consolidation”), and the Board be authorized to implement such Share Consolidation at its sole discretion at any time prior to the three-year anniversary of the Extraordinary Meeting; and (ii) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the final ratio and the effective date of Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”). 5. Subject to approval by the shareholders of the Share Consolidation, and entirely conditional upon the implementation of the Share Consolidation with the exact consolidation ratio and the effective date of the Share Consolidation as determined by the Board, as a special resolution, (i) to amend and restate the Fourth Amended M&A by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association, in the form annexed hereto as Appendix B (the “Fifth Amended M&A”), to reflect the Share Consolidation, so long as it is implemented prior to the three-year anniversary of the Extraordinary Meeting; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Fifth Amended M&A Proposal”). 6. Subject to the Share Capital Reduction and Reorganization and the Share Capital Increase becoming effective, as an ordinary resolution, to approve the issuance of 500,000 Class B ordinary shares of a nominal or par value of US$0.0001 each in the share capital of the Company to Qirui Dou for an aggregate consideration of US$500,000.00 (the “Share Issuance”), credited as fully paid (the “Share Issuance Proposal”). NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature [PLEASE SIGN WITHIN BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is available at www.proxyvote.com. T00733-S39745 YUEDA DIGITAL HOLDING Special Meeting of Shareholders June 12, 2026 10:00 PM Eastern Time This proxy is solicited on behalf of the Board of Directors The shareholder(s) hereby appoint(s) Qirui Dou, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of YUEDA DIGITAL HOLDING that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10:00 PM Eastern Time, on June 12, 2026, at Room 7C, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side